UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For July 3, 2006

KONINKLIJKE KPN N.V.

Maanplein 55
2516 CK The Hague
The Netherlands
(Exact name of registrant and address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

If “Yes” is marked, indicate below the file under assigned to the registrant in connection with Rule 12g3-2(b):

This Report on Form 6-K contains a copy of the following press release:

—                                  Progress on share repurchase programme, dated 3 July 2006.

Press release

Progress on share repurchase programma	Date 3 July 2006
KPN
Number 049pe

In light of the share repurchase programme announced on February 7, 2006, Koninklijke KPN N.V. announces that during the week of 26 through June 30, 2006 2,302,463 of KPN shares were repurchased at an average price of EUR 8.67. Therewith approximately 46.0% of the repurchase programme has been completed. The repurchase programme started on March 20, 2006 and will end on December 31, 2006.

Furthermore, KPN repurchased 2.1 million KPN shares at an average price of EUR 8.67 in the period from 26 through June 30, 2006 to cover the obligations from its management share remuneration plan.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KONINKLIJKE KPN N.V.

Dated: July 4, 2006	By:	/s/ MICHIEL ROOVERS
Michiel Roovers Legal Counsel